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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                                  GARTNER, INC.
                       (Name of Subject Company (Issuer))

                             GARTNER, INC. (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                    COMMON STOCK, CLASS A, $0.0005 PAR VALUE
                    COMMON STOCK, CLASS B, $0.0005 PAR VALUE
                              --------------------
                         (Title of Class of Securities)

                        COMMON STOCK, CLASS A, 366651107
                        COMMON STOCK, CLASS B, 366651206
                              --------------------
                      (CUSIP Number of Class of Securities)

                             LEWIS G. SCHWARTZ, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  GARTNER, INC.
                                 P.O. BOX 10212
                               56 TOP GALLANT ROAD
                             STAMFORD, CT 06902-7747
                               TEL: (203) 316-1111
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                              --------------------
                                   COPIES TO:
                             LARRY W. SONSINI, ESQ.
                             ROBERT D. SANCHEZ, ESQ.
                              MICHAEL S. DORF, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                               TEL: (650) 493-9300

                            CALCULATION OF FILING FEE

            TRANSACTION VALUATION              AMOUNT OF FILING FEE
            ---------------------              --------------------
                Not applicable                    Not Applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:     Not applicable.
                    Form or Registration No.:   Not applicable.
                    Filing party:               Not applicable.
                    Date filed:                 Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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Gartner, Inc. Announces Intention to Initiate Dutch Auction Tender Offer Next
Week to Repurchase Approximately 16.8 Million of Its Shares

 Gartner Will Additionally Repurchase Approximately 9.2 Million
    Shares from Silver Lake Partners at Tender Offer Clearing Price

STAMFORD, Conn.--(BUSINESS WIRE)--June 18, 2004-- Gartner, Inc. (NYSE:IT) (NYSE:ITB), the world's leading technology research and advisory firm, today announced its Board of Directors approved a Dutch auction self-tender offer for approximately 11.3 million shares of its Class A Common Stock and approximately
5.5 million shares of its Class B Common Stock, with the price for each Class to be between $12.50 and $13.50 per share. If Gartner purchases the maximum number of shares of each Class, the total cost will be between $210 million and $227 million. The closing prices of the Class A and Class B shares on June 17, 2004 were $12.19 and $11.95 per share, respectively. The offer will be subject to the terms and conditions described in offering materials that we intend to mail to the Company's stockholders and file with the SEC on Tuesday June 22.
Goldman Sachs is expected to serve as dealer managers for the tender offer. The tender offer will expire at 5:00 p.m., New York City time, on July 30, 2004, unless extended by Gartner.
    "Gartner believes that repurchasing our shares is an attractive and prudent use of the Company's strong cash position and will create value for our stockholders," said Michael D. Fleisher, Gartner's chairman and chief executive officer. "Over the past two calendar years, Gartner has generated more than $280 million of operating cash flow, and currently has over $260 million in cash with no outstanding debt. The tender offer allows the Company to return cash to stockholders that elect to participate at a premium over recent trading prices and is expected to be accretive to future earnings per share. The Company has also asked Silver Lake Partners to participate in this return of capital process."
    Gartner also entered into an agreement to repurchase shares from Silver Lake Partners, which owns approximately 45.0% of Gartner's Class A shares and is affiliated with directors Glenn H. Hutchins and David J. Roux. The agreement provides that Gartner will purchase approximately 9.2 million Class A shares from Silver Lake Partners at the clearing price per Class A share established by the tender offer. Silver Lake Partners will not tender any of its shares in the tender offer, but in the event the tender offer is under-subscribed, Silver Lake Partners will sell additional Class A Shares to the Company up to an aggregate maximum of 12.0 million shares. Upon closing of this purchase, which is scheduled to occur eleven business days following completion of the tender offer, Silver Lake Partners' percentage ownership interest in Gartner's outstanding shares will be
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approximately equal to or below its current level,
depending on the level of stockholder participation in the tender offer. Gartner would purchase 26.0 million shares at a total cost of $325 million to $351 million in a fully subscribed tender combined with the Silver Lake Partners repurchase.
    "The Board of Directors determined that a share repurchase conducted through a Dutch auction tender offer is in the best interests of all stockholders," said Mr. Hutchins. "In order to help make this process successful, Silver Lake has separately agreed to sell Gartner a pro-rata number of shares at the price determined by the stockholders participating in the tender. After this transaction is complete, Silver Lake will continue to retain approximately 75-80% of its holdings in Gartner, reflecting our utmost confidence in the Company's management and prospects."
    VA Partners, LLC, which owns approximately 8.2% and 18.2% of Gartner's Class A and Class B shares, respectively, and is affiliated with director nominee Jeffrey W. Ubben, has advised Gartner that it does not intend to tender any shares. "I am pleased that Gartner's Board of Directors has clearly demonstrated a commitment to enhancing stockholder value by returning cash to stockholders who wish to participate in the tender offer while driving future earnings momentum for continuing stockholders," said Mr. Ubben. "This transaction is good for all stockholders."
    In conjunction with this transaction, the Company has received a commitment from JPMorgan Chase for up to $225 million in bank financing. The share repurchases will be financed through a combination of cash-on-hand and borrowings. The tender offer will be subject to the receipt of this financing, as well as other customary conditions. Management does not believe the changes to the Company's balance sheet that result from these transactions will impact the Company's strategic or operating flexibility.
    As previously announced, the Company intends, subject to Board and stockholder approval, to combine its Class A and Class B shares into a single class of common stock in order to simplify its capital structure. The tender offer does not affect the Company's intention to complete this combination during 2004. In light of the tender offer, the Board has terminated the previously announced $200 million stock repurchase program under which the Company has purchased approximately $131 million worth of its stock since its inception in July 2001.
    Neither Gartner nor its Board of Directors, dealer managers, depositary or information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to Gartner.
    This press release is for informational purposes only and is not
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an offer to buy or the solicitation of an offer to sell any shares of any class of Gartner's common stock. The solicitation of offers to buy shares of Gartner common stock will only be made pursuant to the offer to purchase and related materials that Gartner will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain the offer to purchase and related materials for free at the SEC's website at www.sec.gov or from our information agent, Georgeson Shareholder Communications, by calling (888) 279-4024. We urge stockholders to carefully read those materials when they become available prior to making any decisions with respect to the tender offer.

    About Gartner:

    Gartner, Inc. is the leading provider of research and analysis on the global information technology industry. Gartner serves more than 10,000 clients, including chief information officers and other senior IT executives in corporations and government agencies, as well as technology companies and the investment community. The Company focuses on delivering objective, in-depth analysis and actionable advice to enable clients to make more informed business and technology decisions. The Company's businesses consist of Gartner Intelligence, research and events for IT professionals; Gartner Executive Programs, membership programs and peer networking services; and Gartner Consulting, customized engagements with a specific emphasis on outsourcing and IT management. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, and has 3,500 associates, including approximately 1,000 research analysts and consultants, in more than 75 locations worldwide. For more information, visit www.gartner.com.

    Forward-Looking Statements

    This news release contains certain forward-looking statements that involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market as well as matters specific to Gartner. Factors that could cause actual results to differ materially include, but are not limited to: our ability to expand or even retain the Company's customer base in light of the adverse current economic conditions; our ability to grow or even sustain revenue from individual customers in light of the adverse impact of the current economic conditions on overall IT spending; the duration and severity of the current economic slowdown; our ability to attract and retain research analysts and consultants upon whom the

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Company is dependent; our ability to achieve continued customer renewals and achieve new contract value, backlog and deferred revenue growth in light of competitive pressures; our ability to carry out the Company's strategic initiatives and manage associated costs; our ability to manage the Company's strategic partnerships; our ability to service the debt we expect to incur in connection with these transactions; substantial competition from existing competitors and potential new competitors; risks associated with intellectual property rights important to the Company's products and services; and additional risks associated with international operations including foreign currency fluctuations. In addition to the factors set forth in this paragraph, market, economic, financial, competitive and other factors identified in Gartner's quarterly and annual reports filed with the Securities and Exchange Commission could affect the forward-looking statements in this press release. Gartner undertakes no obligation to update forward-looking statements made in this release to reflect events or circumstances after the date of this statement.


    CONTACT: Gartner, Inc.
             Investor Contact:
             Heather McConnell, 203-316-6768
             heather.mcconnell@gartner.com
             www.investor.gartner.com
             or
             Media Contact:
             Tom Hayes, 203-316-6835
             tom.hayes@gartner.com